ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washin[illegible]
United States o[illegible]

20549

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

13 July, 2004

04035738

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Additional Listing dated 13 July 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

dlw 7/26

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 43,500 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 11,748 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 2,168 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 118,496 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,109,979.

N Jordan
Company Secretary
13 July 2004

END.

CC AWL ✓
NUS ✓
SEC (+5)

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 43,500 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 11,748 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 2,168 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 118,496 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,109,979.

N Jordan
Company Secretary
13 July 2004
END.

CC AWL ✓
NJS ✓
SEC (+5)

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 43,500 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 11,748 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 2,168 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 118,496 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,109,979.

N Jordan
Company Secretary
13 July 2004
END.

CC AWJL ✓
NJS ✓
SEC (+5)

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 43,500 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 11,748 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 2,168 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 118,496 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,109,979.

N Jordan
Company Secretary
13 July 2004
END.

CC AWL ✓
NJS ✓
SEC (+5)

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 43,500 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 11,748 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 2,168 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 118,496 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,492,109,979.

N Jordan
Company Secretary

13 July 2004

END.

CC AWL ✓
NWS ✓
SEC (+5)

K:\Min\Compsec\TG\Non Executives Allotment of shares\Alottment of shares - Notificantion to Exchanges.doc